

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 22, 2010

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services of America Corporation
100 Industrial Lane
Huntington, West Virginia 25702-9694

> **Re:** **Energy Services of America Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 1-32998**

Dear Mr. Reynolds:

We have reviewed your response letter dated November 24, 2009 and have the following comments.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009

Item 7. Management's Discussion and Analysis, page 11
2009 Compared to 2008 – Pro Forma basis, page 17

1. Please provide us additional information related to the contract losses you incurred when a customer delayed future projects. Explain to us when and how you determine the amounts to be included in your percentage completion calculations under such circumstances. Tell us if there are any current projects where you are assuming add-on work.

Liquidity and Capital Resources, page 18

2. Please expand your disclosures in future filings, including your next Form 10-Q, to disclose how much additional working capital you are seeking and to address the potential risks and consequences of not obtaining such amounts.

Critical Accounting Policies - Goodwill, page 22

3. We note your responses to our prior comments 10 and 12. However, it remains unclear to us how you determined that goodwill is not impaired, particularly in light of the significance and duration of your net equity exceeding your market

capitalization. Also, given your negative operating trends and operating losses, it is unclear to us what specific assumptions and estimates you used to determine that goodwill is fully recoverable. Please provide us a comprehensive analysis of the underlying assumptions used in your goodwill impairment analysis including your consideration of your market capitalization relative to your net equity.

4. Please expand your critical accounting policy disclosures in future filings, including your next Form 10-Q, to address the fact that your market capitalization is significantly below your net equity, your disclosures should clearly indicate the magnitude and duration of this condition. Your disclosures should also address and discuss the specific factors that you considered in determining that goodwill was not impaired as of the most recent reporting date. Please provide us your proposed disclosures supplementally.

5. Please supplementally provide us with a copy of the valuation by Chaffe & Associates. Please include a brief summary or explanation of the valuation methodology and the significant underlying assumptions.

6. Please note that if Chaffe & Associates is an expert on whom you are relying for your goodwill impairment analysis, and you continue to refer to them under risk factors in future filings, you need to identify them. In addition, please be advised that if you do identify a third party expert, rather than deleting any reference to them, it will be necessary for you to provide a consent from that expert in any registration statements in accordance with Rule 436(b) of Regulation C.

Item 4. Controls and Procedures, page 24

7. We note that the September 30, 2009 Form 10-K still does not include the complete, two-part definition of disclosure controls and procedures in your effectiveness conclusion as we requested in our prior comment 16. Please confirm that all your interim and annual assessments have been based on the complete, two-part definition and comply with our prior comment in all future filings.

Consolidated Financial Statements
Note 11. Income Taxes, page F-17

8. We note your response to prior comment 15. It remains unclear to us how you determined that no tax valuation allowance was required as of September 30, 2009 based on the uncertainties related to the pending bids, the existing backlog (as noted in your risk factors), the estimated timing and ability to offset deferred tax liabilities, and your projected profitability in light of historical operating losses. Please provide us a comprehensive explanation of how you determined that no valuation allowance was required as of September 30, 2009 and expand

the related critical accounting policy disclosures in future filings to address the significant assumptions and any inherent uncertainties underlying your analysis.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant

cc: Alan Schick, Esq.
        Marc P. Levy, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W. Suite 400
        Washington, D.C. 20015